# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Homes 4 Rent, CIK 0001562401
CUSIP: 02665T306
Title of class of securities: Class A common shares of beneficial interest, $0.01 par value per share
Address of issuer's principal executive offices: 280 Pilot Road, Las Vegas, Nevada (NV), 89119
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0000935808
Persons authorized to receive notices and communications: David Goldberg, 22917 Pacific Coast Highway #300, Malibu, California (CA), 90265, (310) 774-5332

## Reporting persons
- HUGHES B WAYNE ET AL (CIK 0000935808): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) B. Wayne Hughes passed away on August 18, 2021. This Amendment is being filed by the Estate of B. Wayne Hughes. The Estate of B. Wayne Hughes has distributed all Shares previously held by the Estate to the beneficiaries thereof and, as a result, no longer beneficially owns any shares.
- Tamara Hughes Gustavson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 21,470,184; shared voting power 100; sole dispositive power 21,470,184; shared dispositive power 100; aggregate amount beneficially owned 21,470,284 (5.98% of the class)
  Comment: (1) The numbers in rows 7, 9 and 11 include shares indirectly beneficially owned and 5,421 restricted share units, each representing a contingent right to receive one Class A common share.
  (2) The numbers in rows 8, 10 and 11 includes shares held beneficially by spouse.
  (3) Percentage of class based on number of shares outstanding at July 29, 2026
  
  This Amendment No. 5 (this "Amendment") amends the Statement on Schedule 13D (the "Schedule 13D") as previously amended relating to the Class A common shares of beneficial interest, $0.01 par value per share (the "Shares") of American Homes 4 Rent. This Amendment is being filed to update the Schedule 13D to reflect that the Reporting Persons no longer constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
  
  All capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares of beneficial interest, $0.01 par value per share
Name of issuer: American Homes 4 Rent
Address of issuer's principal executive offices: 280 Pilot Road, Las Vegas, Nevada (NV), 89119

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Estate of B. Wayne Hughes (the "Estate") distributed all Shares previously held by the Estate to the beneficiaries thereof. As a result, Tamara Hughes Gustavson, in her capacity as executor of the Estate, no longer may be deemed to beneficially owns any Shares formerly held by the Estate, and the Reporting Persons no longer constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Tamara Hughes Gustavson is separately making a Schedule 13D filing reporting her beneficial ownership of Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of September 11, 2026, each Reporting Person owned the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 5.98%(1) in the aggregate of the 359,179,944 Class A common shares outstanding:

Reporting Person Number of Shares Approximate Percentage of Shares Outstanding
B. Wayne Hughes 0 0%
Tamara Hughes Gustavson 21,470,284(2)(3) 5.98%

(1) Based on the number of shares outstanding on July 29, 2026.

(2) Includes shares indirectly beneficially owned.

(3) Includes 5,421 restricted share units, each representing a contingent right to receive one Share.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Rows (7) through (13) of the Reporting Persons on their respective cover page of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On or before September 11, 2026, the Estate ceased to be the beneficial owner of more than 5% of Class A common shares outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement. Previously filed and incorporated by reference herein.
Exhibit B Power of Attorney. Previously filed and incorporated by reference herein.

## Signatures
- HUGHES B WAYNE ET AL: *, Tamara Hughes Gustavson/Executor of the Estate of B. Wayne Hughes (09/11/2026)
- Tamara Hughes Gustavson: *, Tamara Hughes Gustavson (09/11/2026)
- Tamara Hughes Gustavson: */s/ David Goldberg, David Goldberg/Attorney In Fact (09/11/2026)